Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following description of the common stock of The Cheesecake Factory Incorporated (“The Cheesecake Factory,” “we,” “us” and “our”) is based on our Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”).  This description is summarized from, and qualified in its entirety by reference to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of our Certificate of Incorporation and our Bylaws, which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K.

DESCRIPTION OF COMMON STOCK

Authorized Shares of Capital Stock

Our authorized capital stock consists of:

•      250,000,000 shares of common stock, $0.01 par value per share; and

•      5,000,000 shares of preferred stock, $0.01 par value per share.

As of December 31, 2019, 44,768,744 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Voting Rights

The holders of the common stock are entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question, including the election of directors. Except as otherwise provided by law, our Certificate of Incorporation or our Bylaws, matters will generally be decided by the holders of a majority of shares entitled to vote thereon. Our Bylaws provide that directors will be elected by a plurality of votes cast by the holders of the shares entitled to vote thereon, provided that, in the case of uncontested elections, directors failing to receive a majority of votes cast must tender their irrevocable resignation for consideration by the board of directors. Our stockholders do not have cumulative voting rights.

Dividends

Subject to preferences that may apply to any preferred stock outstanding, holders of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts that the board of directors may determine from time to time.

Liquidation Rights

In the event of a liquidation, dissolution or winding-up of The Cheesecake Factory, the holders of common stock are entitled to share equally and ratably in the assets of The Cheesecake Factory, if any, remaining after the payment of all debts and liabilities of The Cheesecake Factory and the liquidation preference of any outstanding preferred stock.

Other Rights and Preferences

Our common stock has no sinking fund, redemption provisions, or preemptive, conversion or exchange rights.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “CAKE.”

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Shareholder Services.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Only the chairman of the board of directors, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, may call a special meeting of stockholders. Our Certificate of Incorporation provides that no action shall be taken by the stockholders by written consent.

Our Certificate of Incorporation may be amended in accordance with Delaware law; provided, however, that subject to the powers and rights provided for any preferred stock then outstanding, the affirmative vote of the holders of at least 80% of the combined voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with certain articles contained in our Certificate of Incorporation or to add an article or provision imposing cumulative voting in the election of directors. Our Bylaws, or any of them, may be altered, amended or repealed, and new Bylaws may be adopted, (i) by the board of directors, or (ii) by the stockholders upon the vote of the holders of at least 80% of the combined voting power of all of the then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

We are subject to the provisions of Section 203 of the DGCL.  Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•      prior to this time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•      upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•      any merger or consolidation involving the corporation and the interested stockholder;

•      any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•      any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•      any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•      the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.